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                              May 23, 2023

       Jeff Hartlin
       Partner
       Paul Hastings LLP
       1117 S. California Avenue
       Palo Alto, CA 94304

                                                        Re: Masimo Corporation
                                                            PRER14A filed May
19, 2023
                                                            File No. 001-33642

       Dear Jeff Hartlin :

               We have reviewed your filing and have the following comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Defined terms used herein have the same meaning as in your proxy statement.

       PRER14A filed May 19, 2023

       General

   1. We note your response to our prior comment 10. Please revise the proxy statement to specifically state that
the Company   s notice of its director nominees was late and did not
                                                        comply with the
deadline set forth in Rule 14a-19(d).
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
       551-8573.




                              Sincerely,


                              Division of Corporation Finance

                              Office of Mergers & Acquisitions